BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2020

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — 1 - 2

FACING PAGE — 3

OATH OR AFFIRMATION — 4

FINANCIAL STATEMENTS

    Statement of financial condition — 5

    Statement of income — 6

    Statement of changes in stockholders' equity — 7

    Statement of cash flows — 8

    Notes to financial statements — 9 - 18

SUPPORTING SCHEDULES

    Schedule I - Computation of Aggregate Indebtedness and Net Capital Under
        Rule 15c3-1 of The Securities and Exchange Commission — 19

    Schedule II - Computation for Determination of Reserve Requirement Under
        Rule 15c3-3 of The Securities and Exchange Commission — 20

    Schedule III - Information Relating to Possession or Control Requirements Under
        Rule 15c3-3 of The Securities and Exchange Commission — 21



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Brown, Lisle/Cummings, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown, Lisle/Cummings, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP

40 Westminster Street, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com

Auditor's Report on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 1987.

February 9, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown, Lisle/Cummings, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Turks Head Place - Suite 800
(No. and Street)

(City)	(State)	(Zip Code)
Providence	RI	02903

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Izzi (401) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
40 Westminster Street	Providence	RI	02903

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David A. Izzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Lisle/Cummings, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Treasurer

Title

#701358

Notary Public

MARY A. NOUMAN
MY COMMISSION EXPIRES AUG. 28 2021
STATE OF RHODE ISLAND
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

-4-

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$	623,235
Receivables from clearing organizations		112,277
Prepaid expenses		27,360
Furniture and office equipment, net of accumulated depreciation $111,649		9,759
Right-of-use asset		1,589
Escrow deposit		50,000
	$	824,220

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued pension contributions	$	203,664
Accrued payroll withholdings and taxes		108,211
Accrued expenses		13,756
Operating lease liability		1,589
		327,220

STOCKHOLDERS' EQUITY

Common stock, no par value, authorized 400 shares; issued 257 shares		257,000
Retained earnings		297,000
		554,000
Less cost of treasury stock, 57 shares		(57,000)
		497,000
	$	824,220

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF INCOME
Year Ended December 31, 2020

REVENUES		
Commissions	$	2,126,367
Sale of investment company shares		369,435
Asset management fees		1,152,443
Other revenue		269,304
		3,917,549
EXPENSES		
Stockholder officers' compensation and benefits		2,133,090
Employee compensation and benefits		876,684
Commissions paid to other broker/dealers		183,299
Regulatory fees and expenses		29,561
Lease expense		140,135
Professional services		56,046
Other operating expenses		201,734
		3,620,549
NET INCOME	$	297,000

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2020

	Capital Stock Common		Treasury Stock		Retained Earnings		Total	
Balances at January 1, 2020	$	257,000	$	(57,000)	$	50,000	$	250,000
Distributions		-		-		(50,000)		(50,000)
Net income		-		-		297,000		297,000
Balances at December 31, 2020	$	257,000	$	(57,000)	$	297,000	$	497,000

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	297,000
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		8,175
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations		(12,584)
Prepaid expenses		9,725
Increase (decrease) in:		
Accrued pension contributions		55,576
Accrued payroll withholdings and taxes		32,901
Accrued expenses		(13,706)
Net cash provided by operating activities		377,087
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and office equipment		(2,253)
Net cash used in investing activities		(2,253)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders		(50,000)
Net cash used in financing activities		(50,000)
Net increase in cash and cash equivalents		324,834
CASH AND CASH EQUIVALENTS		
Beginning		298,401
Ending	$	623,235
SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING, INVESTING AND		
FINANCING ACTIVITIES		
Disposal of fully depreciated fixed assets	$	3,461

See Notes to Financial Statements

-8-

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Brown, Lisle/Cummings, Inc. (The Company), located in Providence, Rhode Island, is a broker/dealer engaged in the sale of securities to customers located mainly on the East Coast.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Basis of presentation: The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

Cash and cash equivalents: Cash consists of deposits with banks and all highly liquid investments with maturities of three months or less.

Furniture and office equipment and depreciation: Furniture and office equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years. The depreciation expense for the year ended December 31, 2020 was $8,175 and accumulated depreciation at December 31, 2020 was $111,649.

Income taxes: The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361. Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership. Accordingly, a provision for income taxes is not recognized on these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the year ended December 31, 2020 were $0.

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Leases: The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of the contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at this commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct cots, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight line basis over the lease term.

See Note 5, "Operating Leases" for additional information on the Company's leases.

Note 2.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant judgments

Revenue from contracts with customers includes commission income and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration should be applied due to uncertain future events.

Performance obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with its customers:

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Securities transactions and the related commission revenues and expenses are recorded at a point in time on a settlement date basis. The effect of not recording these transactions on a trade date basis when the performance obligation is satisfied as required by generally accepted accounting principles is not material to these financial statements.

Note 2.   REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Asset Management - Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes that the performance obligation for providing advisory fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to client's assets under management. Investment advisory fees are received quarterly and are recognized over time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or Fulfill a Contract with Customers

The Company has elected to expense incremental or avoidable costs to obtain a contract with a customer since the amortization period for these costs would be one year or less.

Disaggregated Revenue from Contracts with Customers

The following table represents commission revenue by major source:

NY/AMEX listed stocks	$	1,601,515
NASDAQ listed stocks		485,498
Options		9,442
Over the counter stocks		8,916
Over the counter corporate bonds		12,967
Government bonds		678
Municipal bonds		3,000
529 plans		4,351
	$	2,126,367

Note 3.   FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3.   FAIR VALUE (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company has no assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables, and other liabilities.

Note 3.   FAIR VALUE (CONTINUED)

The following table presents the carrying values and estimated fair values at December 31, 2020, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash and cash equivalents	$ 623,235	$623,235	$ -	$ -	$ 623,235
Receivables from clearing organizations	112,277	-	112,277	-	112,277
Escrow deposit	50,000	50,000	-	-	50,000
	$ 785,512	$ 673,235	$ 112,277	$ -	$ 785,512
LIABILITIES					
Accrued pension contributions	$ 203,664	$ -	$203,664	$ -	$ 203,664
Accrued payroll taxes and withholdings	108,211	-	108,211	-	108,211
Accrued expenses	13,756	-	13,756	-	13,756
Operating lease liability	1,589	-	1,589	-	1,589
	$ 327,220	$ -	$ 327,220	$ -	$ 327,220

Note 4.   EMPLOYEE PENSION PLANS

During 2010, the Company established a noncontributory 401(k) profit sharing plan. The Plan covers substantially all of its employees who have completed one year of service. The Plan's assets are held by T. Rowe Price Trust Co. Profit sharing contributions and safe harbor contributions for the year ended December 31, 2020 were $174,386 and $62,109, respectively.

Note 5.   OPERATING LEASES

The Company leases office space and office equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these leases are recognized on a straight-line basis over the lease term. Total lease expense for the year ended December 31, 2020 was $140,135. Variable lease costs, which may include common area maintenance, insurance, and taxes are not included in the lease liability and are expensed in the period incurred.

Note 5.   OPERATING LEASES (CONTINUED)

The Company leases office space on a month-to-month basis. The Company leases office equipment with a remaining term of one year, and typically includes one or more renewal options, with renewal terms that can generally extend the lease term from three to five years. The exercise of lease renewal options is at the Company's sole discretion. The Company includes options to renew in the expected term when they are reasonably certain to be exercised. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease ROU assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs and lease incentives. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases based upon current bank financing rates.

Leases	Classification	Balance
ASSETS		
Operating lease asset	Right-of-use asset	$ 1,589
Total lease asset		$ 1,589
LIABILITIES		
Operating lease liability	Lease liability	$ 1,589
Total lease liability		$ 1,589
Remaining lease term (years) - operating lease		1.33
Discount rate - operating lease		6.50%

At December 31, 2020, maturities of the lease liability were as follows:

Year ending December 31	
2021	1,247
2022	416
Total lease payments	$ 1,663
Less: imputed interest	(74)
Present value of lease liability	$ 1,589

Note 6.   CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from the customers reserve and possession and control requirements of Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 7.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020 the Company had net capital and net capital requirements of approximately $455,110 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) at December 31, 2020 was .72 to 1.

Note 8.   STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2020.

Note 9.   NFS AGREEMENT

The Company has a clearing agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of the Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by NFS and notifies NFS of any errors. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions. This agreement between the two parties can be terminated by either party by giving ninety days prior written notification at the end of the three year agreement to the other party.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss is unnecessary, since historically these losses have been minimal and immaterial.

Note 9.   NFS AGREEMENT (CONTINUED)

The Company is required to maintain an escrow deposit account pursuant to the agreement with NFS. The balance of the escrow deposit account was $50,000 at December 31, 2020.

For the year ended December 31, 2020, 91% of revenues are generated from security transactions cleared through NFS. At December 31, 2020, amounts due from NFS in accounts receivable totaled $112,277.

Note 10.   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 11. PPP LOAN

On April 16, 2020, the Company was granted a loan (the "Loan") from BankRI in the amount of $247,000, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Loan, which was in the form of a Note dated April 16, 2020 issued by the Borrower, was scheduled to mature on April 16, 2022 and bore interest at a rate of 1% per annum. The Company had applied for and was notified on November 27, 2020 that the entire $247,000 in eligible payroll and other expenses described in the CARES Act, had been forgiven. Loan forgiveness revenue was recognized accordingly and is reflected as other revenue in the accompanying statement of income.

Note 12. CONTINGENCIES

The Company's operations and financial performance may be affected by the recent coronavirus outbreak which has spread globally and is expected to adversely affect economic conditions throughout the world. If the outbreak continues and conditions worsen, the Company may experience a disruption in operations as well as a decline in revenues. The outbreak is likely to adversely affect the Company's business, financial conditions and results of operations on an interim basis.

Note 13. <u>**SUBSEQUENT EVENTS**</u>

Management has evaluated subsequent events through February 9, 2021, the date the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2020

AGGREGATE INDEBTEDNESS		
Payables:		
Accrued pension contributions	$	203,664
Accrued payroll withholdings and taxes		108,211
Accrued expenses		13,756
Total aggregate indebtedness	$	325,631
Minimum required net capital	$	100,000
NET CAPITAL		
Stockholders' equity	$	497,000
Deductions:		
Furniture and office equipment		9,759
Prepaid expenses		27,360
Petty cash		102
Haircuts on money market accounts		4,669
Net capital		455,110
Minimum required net capital		100,000
Capital in excess of minimum requirement	$	355,110
Ratio of aggregate indebtedness to net capital		.72 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2020

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE III

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2020**

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable

See Report of Independent Registered Public Accounting Firm

BROWN, LISLE/CUMMINGS, INC.

EXEMPTION REPORT

December 31, 2020

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Stockholders of
Brown, Lisle/Cummings, Inc.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Brown, Lisle/Cummings, Inc. (the "Company") identified the following provision of 15c3-3 under which the Company claimed an exemption under paragraph (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 9, 2021

PKF O'CONNOR DAVIES, LLP
40 Westminster Street, Providence, RI 02903 | Tel: 401.621.6200 | Fax: 401.621.6209 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

BROWN LISLE CUMMINGS

Trusted Financial Guidance Since 1912

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Brown, Lisle/Cummings, Inc.
One Turks Head Place - Suite 800
Providence, Rhode Island 02903
401-421-8900 / 800-457-4293
www.brownlc.com

January 1, 2021

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Brown, Lisle/Cummings, Inc. is a broker/dealer registered with the SEC and FINRA.
- Brown, Lisle/Cummings, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2020.
- Brown, Lisle/Cumming, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the Rule, of which, the identity of the specific conditions are as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 , as are customarily made and kept by a clearing broker or dealer.

- Brown, Lisle/Cummings, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2020 through December 31, 2020 without exception.
- Brown, Lisle/Cummings, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2020 through December 31, 2020.

The above statements are true and correct to the best of my and the Firm's knowledge.



David Izzi, President